================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                ----------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One):
[x]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
       OF 1934

       For the fiscal year ended:              December 31, 2000
                                 -----------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the transition period from                      to                  .
                                      --------------------    -----------------

       COMMISSION FILE NUMBER:
                               ---------------

       Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             OSCA, INC. SAVINGS PLAN


       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                   OSCA, INC.
                            156 COMMISSION BOULEVARD
                           LAFAYETTE, LOUISIANA 70508

                             OSCA, Inc. Savings Plan

                 Financial Statements and Supplemental Schedule


               Period from June 15, 2000 through December 31, 2000




                                    CONTENTS

Report of Independent Auditors.................................................1

Audited Financial Statements

Statement of Net Assets Available for Benefits.................................2
Statement of Changes in Net Assets Available for Benefits......................3
Notes to Financial Statements..................................................4


ERISA Schedules

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)..............10

Schedules - Schedules I, II and III for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted for the reason that they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.

                         Report of Independent Auditors


The Compensation Committee
OSCA, Inc. Savings Plan


We have audited the accompanying statement of net assets available for benefits of OSCA, Inc. Savings Plan as of December 31, 2000, and the related statement of changes in net assets available for benefits for the period from June 15, 2000 to December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000, and the changes in its net assets available for benefits for the period from June 15, 2000 to December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



Indianapolis, Indiana
June 25, 2001

                             OSCA, Inc. Savings Plan

                 Statement of Net Assets Available for Benefits

                                December 31, 2000




ASSETS
Investments, at fair value:
   Mutual funds                                          $7,772,435
   Common trust fund                                        128,337
   Common stock                                             816,600
   Loans to participants                                    206,586
                                                         ----------
                                                          8,923,958

Cash equivalent                                              15,813

Receivables:
   Employer's contributions                                 376,406
   Accrued interest                                           9,682
                                                         ----------
                                                            386,088
                                                         ----------
Net assets available for benefits                        $9,325,859
                                                         ==========


See accompanying notes.

                             OSCA, Inc. Savings Plan

            Statement of Changes in Net Assets Available for Benefits

               Period from June 15, 2000 through December 31, 2000



ADDITIONS
Investment income (loss):
   Net depreciation in mutual funds                                 $  (778,878)
   Net depreciation in common trust fund                                (15,599)
   Net appreciation in common stock                                     187,391
   Interest and dividend income                                          94,949
                                                                    -----------
                                                                       (512,137)

Transfer from other plan                                              8,259,440

Contributions:
   Employer                                                             753,183
   Participants                                                         723,718
   Rollover                                                             306,601
                                                                    -----------
Total contributions                                                   1,783,502
                                                                    -----------
Total additions                                                       9,530,805

DEDUCTIONS
Benefits paid to participants                                           204,121
Administrative expenses                                                     825
                                                                    -----------
Total deductions                                                        204,946
                                                                    -----------
Net increase                                                          9,325,859

Net assets available for benefits:
   Beginning of period                                                       --
                                                                    -----------
   End of year                                                      $ 9,325,859
                                                                    ===========



See accompanying notes.

                             OSCA, Inc. Savings Plan

                          Notes to Financial Statements

                                December 31, 2000


1. DESCRIPTION OF THE PLAN

The following description of OSCA, Inc. Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

GENERAL

Effective June 14, 2000, Great Lakes Chemical Corporation (Great Lakes) sold 40% of its ownership interest in OSCA, Inc. (the Company) as part of an initial public offering (IPO). Prior to the IPO, the employees of the Company were eligible to participate in the Great Lakes Chemical Savings Plan (Great Lakes
Plan). After the IPO, the Company sponsored the Plan for its employees to replace the Great Lakes Plan. Participants' account balances in the Great Lakes Plan were transferred into the Plan. The Company employees become 100% vested in contributions made on their behalf into the Great Lakes Plan. The transfer totaling $8,259,440 took place on August 3, 2000.

The Plan is a defined contribution plan covering all employees of the Company. The Plan has automatic enrollment whereby an eligible employee is automatically enrolled at a periodic payroll deduction of 3% of their compensation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Voluntary employee contributions to the Plan are made through periodic payroll deductions at the rate of 1% to 18% in 1% increments of the participant's eligible compensation. The Company contributes an amount equal to 75% of the participant's contribution, limited to the first 6% of the participant's eligible earnings. The Company may also make profit-sharing contributions. If a profit-sharing contribution is made, the contribution is set at 2% of each eligible participant's compensation. The Company approved a profit-sharing contribution for the 2000 plan year totaling $376,406, which was paid on March 14, 2001. Accordingly, the amount has been accrued in the accompanying financial statements.

                             OSCA, Inc. Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS

Participants may designate that their contributions be made to any of 15 funds. Participants, while participating in the Great Lakes Plan, were allowed to direct contributions into the common stock of Great Lakes Chemical Corporation. In addition, the employer match and profit-sharing contributions in the Great Lakes Plan made on behalf of the employees were automatically invested in the Great Lakes common stock (i.e., nonparticipant-directed). The balance in the Great Lakes common stock at June 15, 2000 of $748,152 was transferred into the Plan. Participants are no longer allowed to direct future contributions into this fund. Participants were allowed to redirect all monies in their account out of the common stock fund to other funds.

VESTING

Participants are 100% vested in employee contributions and plan investment earnings immediately. Employer contributions vest to individual participants after attainment of certain years of service. After two years of service, the participant becomes 20% vested in employer contributions and vesting increases 20% for each year of service thereafter. A participant is 100% vested after six years of service. Profit-sharing contributions vest to individual participants at 100% after three years of service.

BENEFIT PAYMENTS

Upon retirement (at age 59 1/2 or older), death, disability, or termination of employment, participants or their beneficiaries receive the total balance of their accounts in the form of a lump sum. A participant may withdraw all or a portion of his account in the event of financial hardship, as defined in the Plan.

A participant in the Plan may request a partial withdrawal of the amounts held in the participant account (which reflects all vested contributions to the Plan) at any time and will be paid the current value of the account as a result of a financial hardship. However, the withdrawal must be necessary to meet an immediate and heavy financial need of the participant and must not exceed the value of the participant account or the amount required to meet the need created by the financial hardship.

                             OSCA, Inc. Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

LOANS TO PARTICIPANTS

A participant may borrow against the vested balance in his account at a minimum of $1,000 and a maximum up to 50% of the account balance, not to exceed $50,000. A participant is allowed one loan at a time with the interest rate being one percent above the prime lending rate on the first day of the month in which the loan was made. Loans are repaid through payroll deductions over no more than 4 years (15 years if the loan was made for the purchase of a primary residence).

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounting records of the Plan are maintained on the accrual basis in accordance with accounting principles generally accepted in the United States. Benefits are recorded when paid.

INVESTMENT VALUATION AND INCOME RECOGNITION

Common stock, shares in registered investment companies (i.e., mutual funds), and the common trust funds are carried at aggregate current value with the difference between cost and current value reflected in the statement of changes in net assets available for benefits as unrealized appreciation or depreciation of investments. Market value of common stock is based upon the last sales price as reported by the New York Stock Exchange on the last business day of the year. The mutual funds and common trust fund are valued on the quoted market prices, which represent the net asset values of shares held by the Plan at year end. The loans to participants are valued at cost, which approximates fair value.

                             OSCA, Inc. Savings Plan

2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Dividends are recorded as income on the dividend receipt date. Purchases and sales are recorded on a trade-date basis. Realized gains or losses on investment securities sold are determined using the average historical cost method.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

ADMINISTRATIVE EXPENSES

The Company pays all administrative costs of the Plan except for participant loan application fees.

FORFEITURES

Forfeitures of terminated employees' nonvested account balances are used to pay the Plan's administrative expenses or reduce employer's contributions to the Plan.

3. INVESTMENTS

The following table represents individual investments that represent 5% or more of the plan assets as of December 31, 2000.


          Mutual funds:
             American Century Income & Growth                             $    763,429
             Dreyfus Emerging Leaders                                          587,581
             Janus Investment Balanced Fund                                    910,897
             MFS Capital Opportunities Fund                                  2,551,817
             Wells Fargo Treasury Plus Institutional Money Market            1,516,213
          Common stock:
             Great Lakes Chemical Corporation                                  816,600

                            OSCA, Inc. Savings Plan

4. INCOME TAX STATUS

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code). However, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

5. BENEFITS PAYABLE

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2000:


         Net assets available for benefits per the financial
            statements                                               $ 9,325,859
         Amounts allocated to withdrawn participants                    (240,508)
                                                                     -----------
         Net assets available for benefits per the Form 5500         $ 9,085,351
                                                                     ===========

The following is a reconciliation of distribution to participants per the financial statements to the Form 5500 for the period ended December 31, 2000:


         Distributions to participants per the financial
            statements                                                 $204,121
         Add amounts allocated on Form 5500 to withdrawn
            participants at December 31, 2000                           240,508
                                                                       --------
         Net assets available for benefits per the Form 5500           $444,629
                                                                       ========

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid.

6. SUBSEQUENT EVENTS

Effective May 1, 2001, the Plan began offering the Company's (OSCA, Inc.) common stock as an investment option. In addition, the profit-sharing contribution was determined by the Company to be nonparticipant-directed and deposited directly into the Company stock fund.

                             OSCA, Inc. Savings Plan

        Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

                            EIN: 72-0868136 PN: 001

                               December 31, 2000



                                                                   DESCRIPTION OF
                                                                INVESTMENT, INCLUDING
                                                                 MATURITY DATE, RATE
                  IDENTITY OF ISSUE,                             OF INTEREST, PAR OR                 CURRENT
          BORROWER, LESSOR, OR SIMILAR PARTY                       MATURITY VALUE                     VALUE
------------------------------------------------------- -------------------------------------- ---------------
Mutual funds:
   American Century Income & Growth                                  25,287 shares                 $   763,429
   American Century International Growth                                551 shares                       6,027
   Dreyfus Emerging Leaders                                          14,842 shares                     587,581
   Dreyfus Intermediate Term Income Fund                              4,773 shares                      61,280
   Invesco Small Company Growth                                       9,424 shares                     144,661
   Invesco Strategic Technology II                                    4,331 shares                     258,868
   Janus Enterprise                                                   6,474 shares                     344,862
   Janus Investment Balanced Fund                                    42,886 shares                     910,897
   Janus Overseas                                                    13,248 shares                     351,602
   MFS Capital Opportunities Fund                                   142,639 shares                   2,551,817
   MFS Massachusetts Investors Growth                                 5,745 shares                      98,477
   MFS Mid-Cap Growth                                                 9,738 shares                     133,318
   *Wells Fargo Large Company Growth                                    685 shares                      43,403
   *Wells Fargo Treasury Plus Institutional Money
     Market Fund                                                  1,516,213 shares                   1,516,213
                                                                                                   -----------
                                                                                                     7,772,435

Common trust fund:
   *Wells Fargo S&P 500 Stock Fund                                    2,486 shares                     128,337

Common stock:
   *Great Lakes Chemical Corporation                                 21,959 shares                     816,600

*Loans to participants                                  Maturities to 2009, at interest
                                                           rates ranging from 8.75% to
                                                           10.50% Payments are made through
                                                           payroll deductions. Loans are
                                                           collateralized by participants'
                                                           vested account balances.
                                                                                                       206,586
                                                                                                   -----------
                                                                                                   $ 8,923,958
                                                                                                   ===========


* - Indicates party-in-interest to the Plan.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the administration committee of this employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 29, 2001                            OSCA, Inc. Savings Plan
                                     -------------------------------------------
                                                 (Name of plan)

                                               /s/ Bruce C. Leininger
                                     -------------------------------------------
                                           Vice President - Human Resources

                               INDEX TO EXHIBITS


Ex. 23 - Consent of Ernst & Young LLP, Independent Auditors